210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

MEDIA ADVISORY

Oncolytics Biotech® Inc. to Present at the 25th Annual Piper Jaffray Healthcare Conference

CALGARY, AB, December 3, 2013 --- Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will present a corporate overview of the Company at the 25th Annual Piper Jaffray Healthcare Conference on Wednesday December 4th, 2013 at 8:00 a.m. ET. The conference will take place on December 3rd and 4th in New York, NY at the New York Palace.

A live audio link to the Piper Jaffray webcast presentation will be available at: http://www.media-server.com/m/p/8oejusmc or on the company’s website at www.oncolyticsbiotech.com/presentations.   It is recommended that listeners log on 10 minutes in advance of a live presentation to register and download any necessary software. An audio replay will be accessible approximately two hours following the presentation on the Oncolytics website.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The presentation and webcast times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com